BUTTONSMITH INC.

REVITALIZING AMERICAN MANUFACTURING



Manufacturing is broken

1. Manufacturing waste worldwide accounts for **$8 trillion** annually

2. Overseas production is **slower** & **more expensive** than ever

3. **Empty shelves** in warehouses & stores are the new normal

Buttonsmith is the operating system for smart manufacturing



And it's working… in a big way!

$11.3M
CUMULATIVE REVENUE

4.9/5
AVERAGE CUSTOMER RATING

580,000
CUSTOMERS

Our production capabilities are skyrocketing


NUMBER OF PRODUCTS
10000
7500
5000
2500
0
2018
2019
2020
2021
2022

We started with just **1 button**.

Now we can make **10,000+** made-to-order products.


800-789-4364
BOSTON
BOSTON
800-789-4364
BOSTON


FIRSTNAME
LASTNAME
FOR OFFICE








LEASING
OFFICE
OPEN
M-F
9-5
SAT & SUN
BY APPT

Buttonsmith products are sold by the largest retailers on Earth



CHANNEL GROWTH
10
8
6
4
2
0
2018
2019
2020
2021
2022

amazon

shopify

Etsy

ebay

handshake

FAIRE

RANGE me

Buttonsmith-powered smart factories are designed for 21st century consumers

Fast delivery
A national network of local factories guarantees products reach consumers quickly and efficiently

Wide selection
On-demand production ensures consumers get what they want, when they want it

Sustainability
Worker-friendly, environmentally-friendly, and community-friendly conditions



Thank you!
Purchase was successful

Our proprietary software can power smart factories nationwide



Order Manager
Order Summary
Unshipped Orders: 7
Last Updated: 2:19 PM
Update
Order Navigation
Show: All Orders
Waiting to be Printed
Needs Editor Attention
Find OrderID:
Showing Order
1 of 7
Current Order
Order ID: 6608
Contact Email: janesmith@gmail.com
Shipping Service: Standard Shipping
Ship By: 1/27/22
Buyer Name: Jane Smith
Shipping Address: 1234 1st Ave.
Carnation, WA 98014
US
Go to Order
Contact Customer
Print Packing List
Item Navigation
Showing Item
1 of 1
Process Order
Generate Files
Save to Archive
Print Product
Print UPC Sticker
Product Configuration
Size: M-Wide
Current Item
Item Status: Printed
SKU: DC-VanGogh-Sunflowers-M100
Quantity: 1
Alert: Available for printing: use OPC
Editor Notes:
Open Edited File
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1 patent issued

3 pending

12 pipeline

Traditional manufacturing timelines are a thing of the past

OVERSEAS MANUFACTURING

Day 1	10 AM order received
Day 5	Pricing & specs are finalized
Day 8	Proof is approved
Day 10	Production begins
Day 22	Order ships
Day 60-90	Order received by customer

THE BUTTONSMITH SYSTEM

Day 1	10 AM order received
	3 PM order ships
Day 3	Order received by customer

Our world-class team has built companies with $250M+ exits



Darcy Burner
CEO



Jonathan Shapiro
President



Michael Burner
CTO



Sarah DeNike
Chief of Staff



Katherine Fugitt
Director of Design



Henry Burner
Founder

The market is growing astronomically with a 12.4% CAGR

$384 BN

The smart manufacturing market by 2025



GLOBAL SMART MANUFACTURING (USD BN)
12.4% CAGR
384.8
214.7
2018
2019
2020
2021
2022
2023
2024
2025
Markets&markets Research Private

We have plans in place to scale the Buttonsmith Operating System nationwide



Current partners

Pipeline partners

The transition to a transaction fee business model will accelerate our revenue growth


EXISTING
Beta factory proof of concept complete
NEW
Develop partnerships with retail sales channels
SOON
Scale operating system to factory users nationwide
FUTURE
Revenue comes from transaction fee per use

The Buttonsmith model unlocks powerful network effects and organic growth loops


Adapt product mix to demand
Lower inventory risk
Manufacturer
More manufacturers means more selection
Selection
More selection creates incentives for more channels to participate
Buttonsmith Flywheel
Channels/Listings
More channels and product listings lead to more purchases by customers
Purchases
More purchases create greater incentives for manufacturers to participate

We're on track to building a $100M company in 5 years

100 factories by 2026



REVENUE
$8M
$16M
$39M
$68M
$103M
2021
2022
2023
2024
2025

$103M
2026 revenue

123%
average annual growth

NOTE: Forward-looking projections cannot be guaranteed.

"Buttonsmith is a software company linking third-party seller APIs for custom and mass-produced products to create a unified workflow."

-Fast Company

BUILDING THE FUTURE OF AMERICAN MANUFACTURING

BUTTONSMITH INC.